Corrections Corporation of America
10 Burton Hills Blvd.
Nashville, TN 37215
March 25, 2010
VIA EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 24, 2010 Form 8-K filed on February 10, 2010 File No. 1-16109
Dear Mr. O’Brien:
This letter is in response to your comment letter dated March 15, 2010, with respect to the documents referenced above filed by Corrections Corporation of America (the “Company”).
Given the Staff’s comments and the Company’s proposed responses, we respectfully request that the Company be permitted to make any necessary changes in future filings beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2010, as appropriate. In any event, we would appreciate the opportunity to discuss our proposed responses with you to determine if they appropriately address the Staff’s concerns. We have prepared these responses with the assistance of our counsel and the proposed responses have been read by our independent registered public accounting firm. In accordance with your instructions, we have keyed our responses to the specific numbered comments contained in your letter dated March 15, 2010.
In accordance with your letter dated March 15, 2010, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in any Company filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Results of Operations, page 39
1.	We note your disclosure on page 8 that you have a number of management contracts and leases that are due to expire or have expired during fiscal year 2010 with no remaining renewal options. Based on the information provided in the subsequent table, it appears that 13,772 owned and managed facilities’ beds and 240 of your leased facilities’ beds are at-risk for being empty going forward. We also note your disclosure on page 22 regarding the non-renewal notifications you have received for 3,056 of these beds along with your decision to cease operating 1,600 of these beds around February 1, 2010. In addition to disclosing the revenues recognized during fiscal year 2009 for the contracts that you have received non-renewal notification and/or decided to idle the facility, please also disclose to investors the revenues recognized during fiscal year 2009 for those contracts that are due to expire with no remaining renewal options. This disclosure will allow investors to better understand the uncertainty associated with the revenues recognized during fiscal year 2009 in future periods. In this regard, we note your disclosure on page 25 that indicates the loss of one or more of your management contracts could have a material adverse impact to your financial statements. In addition, please also disclose the carrying value of these facilities to allow investors to understand the uncertainty associated with the realization of the corresponding assets. Refer to Item 303(A)(3)(ii) of Regulation S-K, Instruction 3 to Item 303(A) of Regulation S-K, and Sections 501.12.b.3 and 501.02 of the Financial Reporting Codification for guidance.
Response to Question 1:
We have reviewed the guidance in Item 303(A)(3)(ii) of Regulation S-K and Sections 501.12.b.3 and 501.02 of the Financial Reporting Codification. Our understanding of the guidance is that a disclosure is required of any known trends or uncertainties that have had or that we believe are reasonably likely to occur. With that understanding, each reporting period we assess the facts and circumstances related to our contracts to determine which contracts, if any, we believe are reasonably likely to expire upon termination or which contracts the customer is reasonably likely to elect to terminate the contract prior to expiration and would have a material impact to revenue or income from continuing operations.

As of December 31, 2009, other than the three contracts we specifically mentioned on page 22, and further disclosed in detail within Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 44 and 45, we were not aware of any other contracts listed in the referenced table that were likely to terminate. Historically, our renewal rates on existing contracts remains high as a result of a variety of reasons including, but not limited to, the constrained supply of available beds within the U.S. correctional system, our ownership of the majority of the beds we operate, and the quality of our operations. Our management services contracts typically have terms of three to five years and contain multiple renewal options. Most of our facility contracts also contain clauses that allow the government agency to terminate the contract at any time without cause and our contracts are generally subject to annual or bi-annual legislative appropriations of funds. As a result, there is not significant incremental risk to our contracts which have expired or are scheduled to expire within twelve months from the reporting date to those contracts that have remaining renewal options. Given these facts and circumstances, we concluded the only contracts that met the threshold of an uncertainty that was reasonably likely to have a material impact were the three we specifically identified.

In future filings, whenever we are aware of pending contract terminations we will, as we have done historically, disclose the facts and circumstances pertaining to the termination(s), along with the impact on our results of operations. Often, these contract terminations also result in discontinued operations presentation, for which we provide further disclosures required by Accounting Standards Codification (“ASC”) 360-10-50.

2.	We note that your reference to the increase in legal fees during fiscal year 2009 as part of your discussion and analysis for the increase in managed-only operating expenses per compensated man-day, which we assume is because the legal fees during fiscal year 2009 was material to your managed-only reportable segment operating results. As such, please provide investors with an explanation as to why legal fees increased for your managed-only reportable segment during fiscal year 2009. Further, please quantify the extent to which the increase impacted managed- only operating expenses per compensated man-day. Refer to comment 16 in our letter dated November 26, 2008, your response letter dated December 10, 2008, and Items 303(A), 303(A)(3)(i), and 303(A)(3)(ii) of Regulation S-K.
Response to Question 2:
In future filings, we will augment our disclosures related to changes in legal expenses by quantifying the impact and disclosing the reason for such changes when such changes are material. As stated in our existing disclosure, expenses associated with legal proceedings may fluctuate from quarter to quarter based on new or threatened litigation, changes in our assumptions, new developments, or the effectiveness of our litigation and settlement strategies. Expenses associated with legal proceedings increased by $1.3 million, or $0.14 per compensated man-day, at our managed-only facilities during 2009 compared with 2008 resulting primarily from settlements of threatened litigation or changes in our reserves related to pending or threatened litigation.
Property and Equipment, page F-11
3.	We note your policy that “[b]etterments, renewals and significant repairs that extend the life of an asset are capitalized; other repair and maintenance costs are expensed.” Please tell us the amount of repairs and maintenance costs that were expensed during each of the three fiscal years presented. Please also provide us with a more detailed understanding of the types of activities that are capitalized versus those types of activities that are expensed. Finally as your business is highly capital-intensive, please revise your disclosures in future filings to provide a more comprehensive discussion regarding the long-term impact of your capital expenditure decisions regarding the construction, expansion, maintenance, or idling of your facilities. Refer to Section 501.13.d. of the Financial Reporting Codification for guidance.
Response to Question 3:
Repairs and maintenance costs charged to expense at our facilities were $17.9 million, $17.4 million, and $17.2 million during 2009, 2008, and 2007, respectively. We have a general corporate policy that capital purchases must exceed $500 to qualify as a potential capital asset. Repair and maintenance costs charged to expense are costs incurred to maintain the existing functionality of our assets. To meet our criteria for capitalization, betterments, renewals and significant repairs must exceed $500 and either extend the useful life of an asset or increase the quality of the services provided from the asset. In our industry, specific examples of repairs and maintenance charges would include, but is not limited to, roof repairs, part replacements on certain heating and cooling systems, painting, routine vehicle maintenance, and mechanical repairs to security and locking controls within our facilities. Specific examples of the type of expenditures that are capitalized would include, but is not limited to, new heat and air units, roof replacements, security cameras, and security fencing.

Further, we understand the guidance in Section 501.13.d of the Financial Reporting Codification related to the degree of flexibility that exists in making decisions related to maintenance and other capital expenditures. In that endeavor, we included a disclosure in our 2009 Form 10-K within the Liquidity and Capital Resources section on page 57 of the historical facility maintenance and technology related capital expenditures compared with a range of the expected 2010 facility maintenance and technology related capital expenditures. We also disclosed in our Liquidity and Capital Resources disclosures the 2010 capital resources expected to be spent on our prison development and expansion projects. Although our total capital expenditures can fluctuate from year to year given the capital-intensive nature of our new construction and bed development opportunities, we have historically maintained our focus on deploying the necessary maintenance capital to maintain our existing assets. As a result, we have not experienced significant fluctuations in the level of repairs and maintenance costs charged to expense or facility maintenance capital expenditures. In future filings, if we make decisions that would have material long-term impacts we will provide this additional disclosure of the potential long-term impacts of these decisions in our Management’s Discussion and Analysis of Financial Condition and Results of Operations. With respect to idle facilities and available inventory of beds, we disclosed on pages 6 and 37 of the 2009 Form 10-K the number of available beds and that we would like to see continued and meaningful utilization of our remaining capacity and better visibility from our customers before we add any additional capacity on a speculative basis.

Facility Activations, Developments, and Closures, page F-18
4.	We note your disclosure that you have temporarily suspended the construction of a new correctional facility in Trousdale County, Tennessee and have idled or expect to idle the Huerfano County Correctional Center in Colorado and the Prairie Correctional Facility in Minnesota. Please disclose the carrying value of each of these facilities, including the equipment and other fixed assets associated with these facilities, as of the most recent balance sheet date. If you do not believe these assets to be material, please provide us with the carrying values of each of these facilities as of December 31, 2009. This disclosure will allow investors to understand the risk associated with the idling of these facilities to your financial statements. Please also tell us your consideration of testing these assets for recoverability based on the guidance in ASC 360-10-35-21. In this regard, we note your disclosure on page 26 that correctional and detention facilities have limited or no alternative uses.
Response to Question 4:
In future filings, we will disclose the material carrying values of the Trousdale County, Tennessee project, the Huerfano County Correctional Center, the Prairie Correctional facility, as well as any other facilities that we may from time to time decide to idle, if material. The aggregate carrying value of these facilities as of December 31, 2009 was $73.7 million (out of a total aggregate carrying value of $2.4 billion for the Company). This carrying value excludes equipment and other fixed assets as a substantial portion of these assets could be transferred and used at other facilities we own without significant cost. These remaining balances are not material.

With respect to our testing of these assets for recoverability, we followed the guidance in ASC 360-10-35-21 and considered the events surrounding the idling of these facilities as potential triggering events that required us to test the recoverability of the carrying amounts. We performed an analysis of the expected undiscounted cash flows over a reasonable holding period of the respective facilities in accordance with ASC 360-10-35-17 which states, “An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).” We concluded, based on our analysis, the current carrying amounts of these assets were recoverable. As noted in our disclosure on page 26, it is true that our correctional and detention facilities have limited or no alternative uses. However, there is a strong demand for correctional and detention beds in the U.S. as evidenced by the historical growth in inmate populations and the fact that the federal prison system is operating at 35% above capacity as of December 31, 2008 and at least 18 states reported operating at or above their highest capacity measure. We believe we are well-positioned to capitalize on additional government utilization of our correctional management services because of our bed availability at these idled facilities, competitive strengths, business strategy, and financial flexibility. Notwithstanding the effects the current economy has had on our customers’ demand for prison beds in the short term which has led to our decision to idle certain facilities, we believe the long-term trends favor an increase in the utilization of our correctional facilities and management services. This belief is also based on our experience in operating in recessionary environments and based on our experience in working with governmental agencies faced with significant budgetary challenges. We will continue to monitor these facilities and update our analyses regarding measurement as facts and circumstances may change from period to period. However, we do not currently anticipate any impairment charges in the short-term.
Form 8-K Filed on February 10, 2010
5.	Given that “free cash flow” is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing “adjusted free cash flow” as a performance measure. Also, the use of the words “cash flow” in the measure’s title is confusingly similar to the GAAP financial measures included in the Statements of Cash Flows. Further, your footnote explanation implies that this measure is relevant to “the Company’s ability to service debt”. If you maintain that “adjusted free cash flow” is indeed not a liquidity measure, then please prospectively change the title of this measure to delete the words “cash flow”. Alternatively, if you conclude that this measure is useful as a liquidity measure, then the presentation should be revised to include the GAAP operating, investing and financing cash flow amounts, and to delete the “adjusted free cash flow per diluted share” disclosure. See the corresponding guidance in C&DI sections 102.05-.07 available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
Response to Question 5:
With respect to our presentation of Adjusted Free Cash Flow and Adjusted Free Cash Flow Before Maintenance Capex and their related per share measures, our intention was for this disclosure to represent performance measures and not measures of liquidity. In addition to GAAP measures, management and investors review our overall performance using these non-GAAP measures. We have reviewed the guidance in C&DI sections 102.05-.07 and specifically 102.07 which states, “For example, “free cash flow” should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures, since many companies have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure”.

We understand the Staff’s concern that “free cash flow” is often understood to be a liquidity measure and that investors may not fully understand our basis for characterizing “adjusted free cash flow” as a performance measure, and that the use of the words “cash flow” in the measure’s title is confusingly similar to the GAAP financial measures included in the Statements of Cash Flows. As our measures are not meant to be liquidity measures, but important performance measures used by management and our investors, we will prospectively use the terms “Funds From Operations” and “Adjusted Funds From Operations” whenever presenting these performance measures and their corresponding per share measures. We will continue to reconcile these measures to the most directly comparable GAAP financial measures in keeping with the requirements of Item 10(e)(1)(i) of Regulation S-K. Further, we will modify the footnote explanation to eliminate the implication that the measure is relevant to the Company’s ability to service debt.
If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 263-3007, or by facsimile at (615) 263-3010 or our outside counsel, F. Mitchell Walker, Jr. at (615) 742-6275 or by facsimile at (615) 742-2775.
Sincerely,

Todd J Mullenger
Executive Vice President and
Chief Financial Officer